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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                         (Amendment # 3)

                       US Search.com, Inc.
                        (Name of Issuer)

                 Common Shares, $.001 par value
                 (Title of Class of Securities)

                            903381101
                         (CUSIP Number)

      Pequot Capital Management, Inc., 500 Nyala Farm Road Westport, CT 06880 Attn: Kevin E. O'Brien 203/429-2200
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        December 20, 2001
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Section
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.




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The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       CUSIP NO. 903381101

                          SCHEDULE 13D
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1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pequot Capital Management, Inc.
       06-1524885
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2.     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                     (a) \  \
                                                     (b) \  \
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*

       00
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                           \  \
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       CONNECTICUT
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                   7.  SOLE VOTING POWER
                       47,761,348
                   ----------------------------------------------
NUMBER OF SHARES
BENEFICIALLY       8.  SHARED VOTING POWER
OWNED BY EACH          0
REPORTING          ----------------------------------------------
PERSON WITH        9.  SOLE DISPOSITIVE POWER
                       47,761,348
                    ---------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



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    47,761,348
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES                                            \  \

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    70.02%
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14.  TYPE OF REPORTING PERSON*

     IA
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Item 1.  Security and Issuer

This Statement relates to the Common Stock, $.001 par value (the
"Shares"), of US Search.com, Inc. (the "Company"), a Delaware corporation. The Company's Principal executive office is located at 5401 Beethoven Street, Los Angeles, California 90066.

Item 2.  Identity and Background

This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Arthur J. Samberg and Kevin E. O'Brien, the directors of the Reporting Person are Messrs. Samberg and O'Brien, and the controlling shareholder is Mr. Samberg (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 500 Nyala Farm Road, Westport, CT 06880.

Neither of the Reporting Person nor the Executive Officers,
Directors and Controlling Persons have, during the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to



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such laws.  Each of the Executive Officers, Directors and the
Controlling Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

As of the date hereof, under Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 47,761,348 of the Shares in the accounts for which the Reporting Person exercises investment discretion (the "Accounts"). On December 20, 2001, in the transaction which is the subject of this filing, the Reporting Person purchased the Convertible Note and the Common Stock Warrant (both defined in
Item 6) for an aggregate total of $3,500,000. The Common Stock Warrant is convertible into 1,117,497 Shares. As more fully described in Item 6 below, the number of Shares into which the Convertible Note shall convert is not, at this time, determinable. In addition, the Reporting Person beneficially owns 46,643,851 Shares as reported previously (42,107,303 Shares attributable to certain preferred stock convertible into Shares ("Series A-1 Preferred"), 1,036,548 Shares attributable to a warrant exercisable into convertible preferred stock which is convertible into Shares ("Series A-1 Warrant") and 3,500,000 Shares in the form of common stock. See Item 6 below for a more detailed description of the transaction described above which is the subject of this filing.

The funds for the purchase of the Shares held by the Accounts were obtained from the contributions of their various partners/shareholders.

Item 4.  Purpose of Transaction

The holding of the Shares described herein is conducted in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. One employee of the Reporting Person currently serves on the Board of Directors of the Company. The Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts.

Other than as described herein, the Reporting Person does not have any plans or proposals that relate to or would result in:

    (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;




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    (b)  An extraordinary corporate transaction, such as a
         merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the Company;

    (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

    (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

    (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

    (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
         Section 12(g)(4) of the Act; or

    (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

    As of the date hereof, the Reporting Person beneficially owns in the aggregate 47,761,348 Shares. These Shares represent approximately 70.02% of the 68,206,900 Shares that the Reporting Person believes to be outstanding if the Series A-1 Preferred, the Series A-1 Warrant and the Common Stock Warrant were converted into Shares. In addition, one employee of the Reporting Person serves on the Board of Directors of the Company. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.




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Item 6.  Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer

On December 20, 2001, the Company issued to the Reporting Person a convertible promissory note (the "Convertible Note") in the aggregate principal amount of $3,500,000 and a warrant exercisable into 1,117,497 Shares (the "Common Stock Warrant") for consideration in the amount of $3,500,000. Pursuant to the terms of the Convertible Note, the Convertible Note may, at the option of the Reporting Person, convert into either (i) 4,469,987 Shares of Common Stock at a conversion price of $ 0.783 per Share (the "Common Stock Conversion Option") or (ii) during the period ending 180 days after the date of the Convertible Note (the "180 Day Period"), if the Company issues any security (debt or equity) during the 180 Day Period in a public offering registered under the Securities Act of 1933, as amended (the "Securities Act"), or in a private offering to institutional accredited investors, as defined in and pursuant to Regulation D under the Securities Act, any such security (publicly offered securities subject to certain conditions)(together with clause (i), the "Conversion Options"). Notwithstanding the Conversion Options, subject to certain limited exceptions, the Convertible Note will convert pursuant to the Common Stock Conversion Option at the expiration of the 180 Day Period if it has not already been converted into other securities pursuant to the other Conversion Options. In the event of a Change of Control (as defined in the Convertible Note) prior to the due date of the Convertible Note, the Reporting Person will have the option to (i) demand payment of principal and accrued but unpaid interest then outstanding under the Convertible Note, (ii) convert the Convertible Note into Shares (if legally permitted) or (iii) convert the Convertible Note into shares of common stock of the acquiror, if such acquiror has common stock, at 90% of the fair market value for such shares, subject to written approval of acquiror. The Convertible Note is subject to certain events of default specified in the Convertible Note.

The exercise price of the Common Stock Warrant is $1.044 per share and is exercisable into 1,117,497 shares. Cashless exercise is permitted.

Item 7.  Material to be Filed as Exhibits

4.1   Convertible Promissory Note, dated December 20, 2001, by US
      SEARCH.com, Inc. in favor of Pequot Private Equity Fund II,
      L.P.*

10.1  Purchase Agreement, dated December 20, 2001, by and between
      US SEARCH.com Inc. and Pequot Private Equity Fund II, L.P.*




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10.2  Warrant, dated December 20, 2001, by US SEARCH.com Inc. in favor of Pequot Private Equity Fund II, L.P.*

10.3 Registration Rights Agreement, dated December 20, 2001, by and between US SEARCH.com Inc. and Pequot Private Equity
      Fund II, L.P.*

*These documents are incorporated by reference herein from Form
8-K filed by the Company on January 3, 2002.

After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 3, 2002

      Pequot Capital Management, Inc.

By:/s/ Kevin E. O'Brien
       Kevin E. O'Brien, General Counsel

































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02720011.AA0